Exhibit 99.1

Noah Holdings Limited Announces US$100 Million Share Repurchase Program

SHANGHAI, December 1, 2020 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth and asset management service provider in China with a focus on global investment and asset allocation services for high net worth individuals and enterprises, today announced that its board of directors has approved a share repurchase program (“Share Repurchase Program”), under which Noah is authorized to repurchase up to US$100 million worth of its issued and outstanding American Depositary Shares, two of which represent one Class A Ordinary Share, over the course of two years (“Share Repurchase Program”).

The Share Repurchase Program will be effective after the release of the Company’s operating and financial results for the third quarter of 2020 on Form 6-K, which has been filed with the SEC on December 1, 2020, subject to the relevant rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Company’s insider trading policy.

The proposed share repurchases may be made from time to time on the open market, in open-market transactions in compliance with Rule 10b5-1 of the Exchange Act and/or through other legally permissible means, depending on market conditions and in accordance with the applicable rules and regulations.  The timing and conditions of the share repurchases will be subject to market conditions, share price, corporate and regulatory requirements and other factors.  Noah’s management will review the Share Repurchase Program periodically, and has been authorized to make adjustment of its terms and size at its discretion. The Company expects to utilize its existing funds to fund repurchases made under this program.

“The Share Repurchase Program reflects our continued confidence in our business prospects and China’s wealth management industry. We are committed to increasing shareholder value and believe that our shares are currently undervalued in the marketplace,” commented Ms. Jingbo Wang, Noah’s Co-Founder and CEO.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH) is a leading wealth and asset management service provider in China with a focus on high net worth individuals. In the first nine months of 2020, Noah distributed RMB73.4 billion (US$10.8 billion) of financial products. Through Gopher Asset Management, Noah had assets under management of RMB155.7 billion (US$22.9 billion) as of September 30, 2020.

Noah’s wealth management business primarily distributes private equity, public securities, credit and insurance products denominated in RMB and other currencies. Noah delivers customized financial solutions to clients through a network of 1,204 relationship managers across 266 service centers in 79 cities in mainland China, and serves the international investment needs of its clients through offices in Hong Kong, Taiwan, United States, Canada, Australia and Singapore. The Company’s wealth management business had 350,409 registered clients as of September 30, 2020. As a leading alternative multi-asset manager in China, Gopher Asset Management manages private equity, real estate, public securities, credit and multi-strategy investments denominated in Renminbi and other currencies. The Company also provides lending services and other businesses.

For more information, please visit Noah at ir.noahgroup.com.

SAFE HARBOR STATEMENTS

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for 2020 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Sonia Han

Noah Holdings Limited

Tel: +86-21-8035-9277

ir@noahgroup.com